2024 Annual Report 1

To our stockholders, customers, and employees For more than 68 years, Simpson Strong-Tie has dedicated itself to our company mission of delivering innovative solutions that help people design and build safer, stronger structures. 2 Simpson Manufacturing Co., Inc.

New and veteran employees joined the celebration as Simpson Manufacturing Co. marked 30 years as a publicly traded company by ringing the closing bell at the New York Stock Exchange in September. This mission supports our vision to provide the most trusted construction solutions on jobs worldwide. It also aligns with our strong business model, which is anchored in values of innovation, quality, service and community. This model comprises several enduring commitments: to a diverse and growing portfolio of product and software solutions; to rigorous research, innovation and testing to ensure both quality products and continuous improvement; to deep, longstanding relationships with our customers and partners; to best-in- class field support, expertise and customer training; to industry-leading product availability and delivery; and to supporting and developing the construction industry and our communities. Commitment to these principles has driven the exceptional growth of our business over the decades and continues to cement our market leadership position. All the same, commitments must inspire action to be effective, and none of our achievements would have been possible without the passion, creativity and initiative of our world-class employees. Our people are truly the “secret sauce” of our success. Company Ambitions We continue to focus on our declared company ambitions, while strengthening those pertaining to operating income margin and EPS growth: 1. Strengthening our values-based culture 2. Being the business partner of choice 3. Striving to be an innovative leader in the markets where we operate 4. Continuing above-market growth relative to US housing starts 5. Maintaining an operating income margin greater than 20% 6. Driving EPS growth surpassing net revenue growth Financial and Operational Execution Despite continuing sluggishness in housing starts across the US and Europe, our industry position and growth strategies allowed us again to deliver above-market growth and profitability in 2024, with $2.2 billion in annual net sales, a 19.3% operating income margin and $7.60 of earnings per diluted share. Capital Investments, Stockholder Value We generated cash flow from operations of $338.2 million in 2024, enabling significant investments to boost efficiencies and drive productivity so we can best support our customers as housing starts rebound. At the same time, our cash flow enables us to continue returning capital to stockholders via $46.5 million in quarterly cash dividends and the repurchase of $100.0 million of common stock in 2024. Over the past three years, we’ve paid $135.6 million in dividends and repurchased $228.6 million of our common stock, resulting in approximately 43.7% of free cash flow returned to our stockholders. Furthermore, our solid operational execution and returns to stockholders helped us achieve a strong ROIC(1) of 14.9% for the 2024 fiscal year. 2024 Annual Report 3

“Three of the nine core Company Values we inherited from our founder, Barclay Simpson, are Everybody Matters, Enable Growth and Give Back. We take these principles seriously.” Anniversary Milestone The year 2024 marked the 30th year that Simpson Manufacturing Co., Inc. (NYSE: SSD) has been a publicly traded company. To celebrate that milestone, executives and several long-tenured employees of the Company were invited to ring the closing bell on September 6 at the New York Stock Exchange. Achieving this landmark is a testament to our enduring values, our keen focus on innovation, and our commitment to creating long-term value for our shareholders. Well-Earned Retirements At the end of 2024 we celebrated the retirement of two longtime executive leaders — Roger Dankel, our Executive Vice President of North America Sales, and Brian Magstadt, our Chief Financial Officer — who between them had dedicated five decades of service to the Company’s culture and success. We are profoundly grateful for their contributions to making Simpson Strong-Tie the world-class company it is today; and while we will miss their invaluable guidance, we are very happy for them and wish them the best in their future chapters. Building a Healthy, Equitable and Sustainable Future Three of the nine core Company Values we inherited from our founder, Barclay Simpson, are Everybody Matters, Enable Growth and Give Back. We take these principles seriously and strive to integrate them in all our actions. The chief public measure of these commitments is our Corporate Social Responsibility, or CSR (formerly ESG) Report, published annually since 2021, in which we continue to clarify our social and environmental goals and metrics. In addition to employee health, safety, and development measures, we work hard to strengthen the social and economic future of our industry and communities by supporting efforts to train and develop new generations of workers in the construction trades, through ongoing partnerships with Building Talent Foundation, Habitat for Humanity, and other organizations. Highlights of our 2024 efforts on this front include the following: • We became a national sponsor of ACE Mentor, a nonprofit that focuses on bringing young people into the construction trades. • To support education in the trades, we extended our three-year partnership with Building Talent Foundation through 2025, granting an additional $900,000 in funding; Mike Olosky also joined their board. • In 2024, we increased the number of our annual Strong-Tie Undergraduate Fellowship awards (for students majoring in structural or civil engineering, architecture, or construction management) from 100 to 120 per year, and the scholarship amount from $2,500 to $3,000 per awardee. • To encourage our employees’ charitable activities, we increased our company match for their donations from $1,000 to $5,000 annually per employee. It’s by giving back in these ways to our industry, people, and communities that our business successes are most meaningfully rewarded. On behalf of everyone at Simpson Manufacturing, we thank all our loyal customers, employees, suppliers and stockholders for their enduring support. Sincerely, Michael L. Olosky President and Chief Executive Officer Phil Donaldson Non-Executive Chairman of the Board of Directors 1. When referred to above, the Company’s return on invested capital (ROIC) for a fiscal year is calculated based on (i) the net income of that year, as presented in the Company’s consolidated statements of operations prepared pursuant to generally accepted accounting principles (GAAP) in the US, as divided by (ii) the average of the sum of total stockholders’ equity and total long-term debt at the beginning of and at the end of such year, as presented in the Company’s consolidated balance sheets prepared pursuant to GAAP for that applicable year. As such, the Company’s ROIC, a ratio or statistical measure, is calculated using exclusively GAAP financial measures. 4 Simpson Manufacturing Co., Inc.

Financial Highlights 2024 2023 % Change 2024 Capital Allocation Dollars in thousands Net Sales $2,232,139 $2,213,803 0.8 % Income from Operations $429,975 $475,149 (9.5) % Net Income $322,224 $353,987 (9.0) % Diluted Earnings per Share $7.60 $8.26 (8.0) % Total Assets $2,736,168 $2,704,724 1.2 % Stockholders’ Equity $1,805,348 $1,679,746 7.5 % Common Shares Outstanding 41,878 42,323 (1.1) % Number of Employees 5,872 5,497 6.8 % Dollars in thousands except per-share amounts. Earnings per Share $4.27 $6.12 $7.76 $8.26 $7.76 2020 2021 2022 2023 2024 $.00 $2.00 $4.00 $6.00 $8.00 $10.00 Dividends per Share $.93 $.98 $1.03 $1.07 $1.11 2020 2021 2022 2023 2024 $.00 $.20 $.40 $.60 $.80 $1.00 $1.20 $1.40 Net Sales and Stockholder’s Equity 2020 2021 2022 2023 2024 $— $500,000 $1,000,000 $1,500,000 $2,000,000 $2,500,000 n Net Sales n Stockholder’s Equity 2024 Annual Report 5

Business expansion is a long-term investment. We are capturing opportunities today while strengthening a future we are helping to build. Gallatin 2.0 Taking Shape. Our ~$110 million net investment in a new facility in Gallatin, Tennessee, will more than double current production capacity. Dubbed “Gallatin 2.0” by the team, this expansion will reshore and add fastener and anchor manufacturing closer to our North America customers. Slated for operation in late 2025, the new site will also improve efficiency, foster exceptional customer service and create more jobs. Columbus Expansion on Track. Opening in early 2025, our ~$62 million expansion in Columbus will boost production, enhance efficiency and accelerate business growth. Higher capacity enables us to support national retailers, such as Lowe’s and The Home Depot, and meet growing demand from OEM customers, including manufacturers for modular buildings, metal buildings, sheds, offsite construction and material handling. 6 Simpson Manufacturing Co., Inc.

Continued Above-Market Growth in Europe. Simpson Strong-Tie saw above-market overall growth in Europe during 2024. Furthering our company footprint with broader distribution, ETANCO expanded our connector business in Italy. Our S&P subsidiary also delivered a strong performance, and we realized additional growth in the façade business. At the Ireland Hardware Show in February, our Design Series won the most innovative new product award, prompting dealers to begin stocking that product line. Denmark Smart Factory for Local Production. Our new manufacturing and warehouse facility in Horsens, Denmark, positions Simpson Strong-Tie for increasing support of European markets, including the Nordic region. The plant is utilizing smart-factory technology, such as automated guided vehicles and robotics, to drive productivity and operational efficiency for connectors and other structural solutions. Our new Denmark Smart Factory makes extensive use of automation, ensuring that our products are readily available for suppliers, builders, contractors and DIYers throughout the region. 2024 Annual Report 7

Risk-Taking Innovation has powered our progress for nearly seventy years. This founding principle continues to strengthen our company and customers. Enhancing Our Equipment Offering with Monet DeSauw, Inc. Strengthening our commitment to component manufacturers, Simpson Strong-Tie acquired Monet DeSauw, a leading provider of quality saws for truss fabrication, along with material handling equipment. Advanced saws, such as the FWA 500, DeSawyer and DeRobo, automate commercial production of ready-to- install wood framing components including webs, chords, stair stringers, rafters and wedges. Extending Our Structural Solutions with QuickFrames USA. The acquisition of QuickFrames USA broadened our array of innovative solutions for commercial construction. QuickFrames is the leader in engineered structural roof frames that free up fabrication and detailing to save time, budget and labor. Bolt-in roof frames are easy to install and adjust with no welding required, and fully assembled, drop-in roof frames are a great alternative to using angle iron. Outdoor Accents® DIY Pergola Hardware Kit for a Great Backyard. The new Outdoor Accents DIY pergola hardware kit makes it possible for DIYers and homeowners to build a strong 8' x 8' or 10' x 10' pergola that enhances outdoor living. The kit includes straps, post The addition of QuickFrames engineered structural roof frame systems enhances our range of innovative solutions for commercial construction. 8 Simpson Manufacturing Co., Inc.

bases and angle connectors from our Avant Collection™, all in a stylish black powder-coat finish. Our structural fastener and hex-head washer combo are also included for fast, easy installation. Quik Drive® Project Pro™ Saves Time and Effort. Expanding our Quik Drive lineup of screw driving systems, we launched the Quik Drive Project Pro screw driving tool. Project Pro makes it easy to drive screws up to four times faster than traditional drivers alone. It’s perfect for repetitive fastening on decks, fences, flooring and other home improvement projects. Lightweight and simple to attach, Project Pro works with most cordless drills and driver motors. Research and Innovation to Advance Mass Timber. As part of the Natural Hazards Engineering Research Infrastructure (NHERI) Converging Design project, Simpson Strong-Tie collaborated with several universities to perform a series of outdoor shake table tests on a six-story hybrid structural steel and mass timber structure at the University of California, San Diego (UCSD). This project followed the NHERI TallWood project, also conducted at USCD, which simulated a series of large earthquakes and their effects on a full-scale, 10-story mass timber building. Leading the Industry with Product Innovation. Simpson Strong-Tie remains committed to advancing the construction industry through innovation based on customer focus, engineering research and extensive testing. In 2024, we launched 69 new products across all categories — structural connectors, fastening systems, anchoring, lateral systems, structural steel, cold-formed steel, mass timber, software applications, outdoor living and more. Employees at the Building Component Manufacturers Conference (BCMC) tradeshow in Milwaukee. Simpson Strong-Tie showcased advanced solutions for truss and wall panel component manufacturing, including innovative saws, material handling equipment, hardware connectors and fasteners. 2024 Annual Report 9

Our portfolio of digital solutions is making it easier for homebuilders, manufacturers, retailers and DIYers to plan, design, specify and build. Advancing Truss Component Project Management and Design. The truss market is a strategic business priority for us and will be an area of continued investment. In June 2024, we made progress along our long-term digital solutions roadmap by acquiring Calculated Structured Designs Inc., a software development company providing solutions for the engineered wood, engineering, design and building industries. Integrating the CSD iStruct applications with our software for truss and wall panel manufacturing enables us to provide a seamless solution for key customers in this growing segment. 10 Simpson Manufacturing Co., Inc.

Anchor Designer™ for Masonry (ADM) Improves Efficiency. Anchor Designer for Masonry is a new web application that helps specifiers find the most efficient adhesive anchoring solutions for concrete masonry units (CMU). It works in accordance with ICC-ES Acceptance Criteria AC58 for Adhesive Anchors in Cracked and Uncracked Masonry Elements, with the assistance of 3D visualization. Handy Competitor Cross-Reference Tool (CCRT). Our new Competitor Cross-Reference Tool makes it easy to identify the Simpson Strong-Tie alternative to competitor products. To determine which Simpson Strong-Tie solution is similar to the specified product, customers simply choose the competitor product by name, and the tool suggests the similar product. Building It Right with Software Applications As of 2024. Developed with input from the professionals who use them, our software solutions enhance project management and design capabilities across a wide range of industry applications. With more than 50 software and specification tools available, everyone from engineers, builders and suppliers to contractors and DIYers can plan and complete projects that are safe, durable and compliant with local building codes. Employees Kyle Steiner, Bill English, Andrew Billig, Dave Brainard, Greg Koutsouros and Joseph Dorroll at Autodesk University 2024 in San Diego. Simpson Strong-Tie exhibited LotSpec™ option management software, Pipeline™ material management and estimation software,professional design and project management services, and our breadth of specification tools for production homebuilders. 2024 Annual Report 11

Employee Mike Bond accepting 2024 Do It Best Building Materials Vendor of the Year — the 12th time in the last 15 years that Simpson Strong-Tie has won this award, in recognition of our innovative products, strong partnerships and Relentless Customer Focus. When we deliver products, we deliver a total solution, complete with engineering consultation, design tools, installation training, and field support wherever the customer needs it. Industry Recognition for Our Service. In 2024, we were honored to win the Preferred Partner Award from one of the largest privately held homebuilders, David Weekley Homes, for consistently offering world-class quality and customer service; Supply Chain Excellence and Supplier of the Year awards (both!) from leading distributor SouthernCarlson; and Building Materials Vendor of the Year from national cooperative Do It Best, among other recognitions from customers and business partners. 12 Simpson Manufacturing Co., Inc.

2024 Annual Report 13

Every year, Simpson Strong-Tie offers hundreds of instructor-led classroom workshops, webinars and online courses, attended by tens of thousands of industry professionals. This curriculum complements the jobsite visits and design consultations that our scores of trainers and field engineers conduct on an almost daily basis.


EASYFRAME
MPSON
rong-Tie
DANGER
KEEP HANDS CLEAR

Project and Business Support for Construction Professionals. In 2024, we launched the StrongPro online community for backyard building professionals to connect with peers, share insights, learn more about the breadth and depth of Simpson Strong-Tie solution offerings, and access expert support from our trainers and engineers.

Enhancing the Ease and Speed of Doing Business with Us. This year, we were awarded Enterprise B2B Ecommerce Manufacturer of the Year from the B2B Ecommerce Association and Digital Commerce 360 for using digital platforms to optimize our customer experience. Our Customer Portal ecommerce site and Authorized Online Reseller program integrate digital catalogs, automated order processing and innovative communication tools with AI-driven insights, 3D visualization tools and cross-channel data analytics to deliver customers a smooth, efficient experience at every point of their online journey. This approach has helped us achieve over 60% of our sales through digital channels.

360° Support in Adopting and Integrating Our New Building Technology. When Simpson Strong-Tie introduced the EasyFrame™ automated lumber marking system and the Monet DeSauw automated commercial saw line, we knew they would revolutionize the efficiency of our wall panel manufacturer, lumber and building material dealer, and component manufacturer customers. As part of the same package, we naturally also offer comprehensive support in setup, operational training, design, and project management to ensure each customer can leverage this technology to optimal business benefit.

Employees from our Riverside, California, branch hosted one of our Trades Day give back events in October 2024. Held at multiple Simpson Strong-Tie locations, our Trades Day events provided nearly 400 high school students hands-on experience in construction trades and introduced them to potential careers in architecture, engineering and construction. Our fundamental commitment is to people — strengthening our customers, employees and communities. A central focus of this commitment is to support the building trades by helping educate and support young people and facilitating their entrance to the industry. Developing the Next Generation of Builders with Building Talent Foundation. In 2024, Simpson Strong-Tie announced the extension of our partnership with Building Talent Foundation into 2026 by making a new $900,000 investment. At the same time, our CEO Mike Olosky has joined the Building Talent Foundation Board of Directors. 14 Simpson Manufacturing Co., Inc.

Partnering with the ACE Mentor Program for Secondary School Students. The ACE Mentor Program (ACE) connects high school students across the US with experts from the design and construction industry. This year, ACE and Simpson Strong-Tie announced a partnership that includes a $50,000 donation to ACE. Most recently, the two organizations joined with the Construction Industry Education Foundation (CIEF) to host local students at some of our manufacturing facilities and research labs in California and Texas. On Do What You Can Day, an annual day when employees around the company coordinate activities for our communities in honor of Barc Simpson’s Principle of Business #8, Give Back, employees assembled kits to support the ACE Mentor Program. Supporting College Students Pursuing Construction Careers. Our partnerships with trade organizations are in addition to the Simpson Strong-Tie Student Scholarship, a renewable annual scholarship of $3,000 for up to 120 eligible college students in the fields of architecture, structural and civil engineering, and construction management technology. Supporting Victims of Natural Disasters. Almost every year, Simpson Strong-Tie donates many thousands of dollars to the American Red Cross to assist with relief following wildfires, hurricanes, tornadoes and other natural disasters. 2024 Annual Report 15

16 Simpson Manufacturing Co., Inc.

Current Officers

Michael Olosky
President and Chief Executive Officer

Matt Dunn
Chief Financial Officer and Treasurer

Michael Andersen
Executive Vice President, Europe
Simpson Strong-Tie Switzerland GmbH

Phil Burton
Executive Vice President, North America
Simpson Strong-Tie Company, Inc.

Jeremy Gilstrap
Executive Vice President, Innovation
Simpson Strong-Tie Company, Inc.

Jennifer Lutz
Executive Vice President, Human Resources
Simpson Strong-Tie Company, Inc.

Udit Mehta
Chief Technology Officer

Cassandra Payton
Executive Vice President, General Counsel

Current Board of Directors

James Andrasick[1,4]
Chairman (retired)
Matson Navigation

Chau Banks[2,4]
Chief Information and Data Officer
The Clorox Company

Felica Coney[1,3]
Vice President, Global Serve Operations
Google, Inc.

Gary Cusumano[2,4]
Chairman (retired)
The Newhall Land and Farming Company

Philip Donaldson[1,2,3,4]
Executive Vice President and Chief Financial Officer
Andersen Corporation

Angela Drake[1,2]
Chief Financial Officer
The Toro Company

Celeste Volz Ford[2,3]
Board Chair
Stellar Solutions, Inc.

Kenneth Knight[1,3]
Former Chief Executive Officer
Invitae Corporation

Michael Olosky[3]
President and Chief Executive Officer
Simpson Manufacturing Co., Inc.

1. Member of Audit and Finance Committee
2. Member of Compensation and Leadership Development Committee
3. Member of Corporate Strategy and Acquisitions Committee
4. Member of Nominating and CSR Committee

Annual Meeting

The annual meeting of stockholders will take place at 10:00 a.m., Pacific Daylight Time, on Tuesday, May 6, 2025, virtually via live webcast at virtualshareholdermeeting.com/SSD2025.

Stock Listing

Simpson Manufacturing Co., Inc.'s (the "Company's") common stock is traded on the New York Stock Exchange under the ticker "SSD."

Quarterly Stock Data

The table below shows the per-share closing price range of the Company's common stock for the last two years as quoted on the New York Stock Exchange.

	2024			2023		
	High	Low	Close	High	Low	Close
Q1	$214.83	$179.89	$205.18	$114.34	$91.42	$109.64
Q2	$201.35	$160.17	$168.53	$139.63	$103.59	$138.50
Q3	$195.15	$162.45	$191.27	$163.42	$133.27	$149.81
Q4	$196.93	$165.45	$165.83	$200.91	$125.92	$197.98

Form 10-K

The Company's annual report on Form 10-K (which is available in a separate report) and its quarterly and current reports on Forms 10-Q and 8-K are filed with the Securities and Exchange Commission and are available upon request. These reports can also be accessed on the Company's website at ir.simpsonmfg.com.

Investor Relations

ADDO Investor Relations
Investor.relations@strongtie.com
(310) 829-5400
For an investor information package, please call (925) 560-9097.

Transfer Agent & Registrar

Computershare Trust Company N.A.
P.O. Box 30170, College Station, Texas 77842
For stockholder inquiries, please call (877) 282-1168.
computershare.com

Independent Registered Public Accountants

Grant Thornton LLP
101 California Street, Suite 2700
San Francisco, CA 94111